TRAC Intermodal LLC

TRAC Intermodal Corp.
211 College Road East
Princeton, New Jersey, 08540

June 3, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-20549
Attention: Susan Block

Re:                TRAC Intermodal LLC and TRAC Intermodal Corp.
Registration Statement on Form S-4 (File No. 333-188177)

Ladies and Gentlemen:

With respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, as amended, so that it is declared effective by 5:30 p.m., Eastern Time, on June 5, 2013 (the “Effective Date”), or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, TRAC Intermodal LLC (the “Company”), TRAC Intermodal Corp. (the “Co-Issuer”, the Company and the Co-Issuer together the “Issuers”), and the guarantors set forth therein (the “Guarantors”, together with the Issuers, the “Registrants”) hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  none of the Registrants may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pamela Marcogliese of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2556, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

TRAC Intermodal LLC
TRAC Intermodal Corp.
Interpool, Inc.
Trac Leases, Inc.
TRAC Drayage, LLC

By:	/s/ Gregg Carpene
	Name:	Gregg Carpene
	Title:	Vice President and
General Counsel

cc:	Mr. Patrick Kuhn, Securities and Exchange Commission
Ms. Lyn Shenk, Securities and Exchange Commission
Mr. John Stickel, Securities and Exchange Commission
Ms. Pamela L. Marcogliese, Esq., Cleary Gottlieb Steen & Hamilton LLP
Mr. Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP
Ms. Elizabeth Bieber, Esq., Cleary Gottlieb Steen & Hamilton LLP